UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **May 6, 2004**

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Item 7. Exhibits.

Exhibit 99.1 – Press release of Independence Holding Company, dated May 6, 2004.

Item 12. Results of Operations and Financial Condition.

On May 6, 2004, Independence Holding Company issued a press release announcing financial results for the first quarter ended March 31, 2004, a copy of which is attached as Exhibit 99.1.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

/s/ *Teresa A. Herbert*   Date: <u>May 7, 2004</u>
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT:**   **TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www: Independenceholding.com**
NASDAQ - INHO

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2004 FIRST QUARTER RECORD OPERATING RESULTS

Stamford, Connecticut, May 6, 2004. Independence Holding Company ("IHC") (NASDAQ: INHO) today reported record 2004 first quarter operating results.

Financial Results

Net income increased 24% to $5,500,000, or $.69 per share, diluted, for the first quarter of 2004 from $4,437,000, or $.56 per share, diluted, for the first quarter of 2003. Net income from operations (excluding net securities gains) increased 16% in the first quarter of 2004 to $4,911,000, or $.62 per share, diluted, compared to $4,216,000, or $.53 per share, diluted, for the first quarter of 2003. Revenues increased 23% to $52,432,000 from $42,490,000.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "We are delighted that in the first quarter of 2004, IHC produced record net income from operations (excluding net securities gains and losses) of $4,911,000, or $.62 per share, diluted, which represents a 16% increase from the comparable period in 2003. IHC continues to explore actively opportunities to acquire managing general underwriters, agencies and blocks of policies as well as to expand our distribution capabilities. As previously disclosed, IHC's 39% interest in the common stock of American Independence Corp. (NASDAQ: AMIC) is burdened twice by income tax provisions: (i) by a non-cash provision for taxes recorded by AMIC on its income statement even though AMIC does not pay Federal income taxes, except for alternative minimum taxes, due to net operating loss carryforwards; and (ii) by an additional deferred tax provision at the IHC level which is not payable unless IHC were to sell its interest in AMIC or receive taxable dividends from AMIC. This burden amounted to $562,000 for the first quarter of 2004 and $141,000 for the first quarter of 2003. We remain quite optimistic as to our operating results for the remainder of this year."

Stockholders' Equity/Book Value

IHC's book value per share increased at March 31, 2004 to $23.29 per share from $21.86 per share at December 31, 2003. IHC marks-to-market all of its fixed income securities; as a result, interest rate changes impact, positively and negatively, stated stockholders' equity. IHC had total assets of $970 million at March 31, 2004.

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its subsidiaries, Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc. and its affiliate, American Independence Corp. ("AMIC"). Standard Life markets medical stop-loss, long-term and short-term disability, group life and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its employer medical stop-loss and managed care managing general underwriters.

Some of the statements included herein may be considered to be forward looking statements that are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY
FIRST QUARTER REPORT
MARCH 31, 2004
(In Thousands Except Per Share Data)

| | | Three Months Ended March 31, | | |
		2004		2003
Revenues	$	52,432	$	42,490
Net Income:				
Net income from operations (excluding net securities gains)	$	4,911	$	4,216
Net securities gains		589		221
Net income	$	5,500	$	4,437
Basic Income Per Common Share:				
Net income from operations	$	.63	$	.54
Net securities gains		.08		.03
Net income	$	.71	$	.57
Weighted average basic common shares		7,737		7,816
Diluted Income Per Common Share:				
Net income from operations	$	.62	$	.53
Net securities gains		.07		.03
Net income	$	.69	$	.56
Weighted average diluted common shares		7,967		7,956

NOTES:

Net income from operations consists of net income excluding net after-tax securities gains and losses, as fluctuations in such items reflect changes in interest rates and the timing of security sales, and therefore are not always indicative of the Company's core insurance operations.

As of March 31, 2004, there were 7,738,471 common shares outstanding, net of treasury shares.